CERTIFICATE OF QUALIFIED PERSON

Joaquín J. Merino-M., P. Geo.

Senior Geologist Consultant

First Majestic Silver Corp.

925 West Georgia Street, Suite 1800

Vancouver, BC, Canada, V6C 3L2

I, Joaquin J. Merino-M., am contracted as Senior Geologist Consultant with First Majestic Silver Corp. (First Majestic).

This certificate applies to the technical report entitled "San Dimas Silver/Gold Mine, Durango and Sinaloa States, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" that has an effective date of December 31, 2020.

I graduated from the University of Seville, Spain, with a Bachelor in Geological Sciences degree in 1991, and obtained a Master of Science degree in Economic Geology from Queens University, ON, Canada, in 2000.

I am a member of the Association of Professional Geoscientists of Ontario (P.Geo. #1652).

I have practiced my profession continuously since 1993.  I have held technical positions working with resource estimation, mineral exploration, project evaluation, geological modeling, mine production and reconciliation matters with projects and operations in Canada, Mexico, Peru, Ecuador, Chile, Bolivia, Brazil, Colombia, Venezuela, Argentina, Australia, Papua New Guinea, Spain, Portugal, and Finland.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I visited the San Dimas Silver/Gold Mine on a monthly regular basis from 2016 to 2019. My most recent rotation and site inspection was from November 21 to December 20, 2019.

I am responsible for Sections 1.2 to 1.5, 1.8.1, 1.15.1, 1.15.3, 1.15.4, 5 to 10, 14, 25.2, 25.3, 25.6, 26.1.1, 26.1.3 and 26.1.4 of the Technical Report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

I have been involved with the San Dimas Silver-Gold Mine overseeing technical and operational aspects including exploration, target generation, mine reconciliation, and mineral resources estimation, since 2016.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

"signed and sealed"

Joaquin J. Merino-M., P.Geo.

Dated: March 10, 2021